UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64541/May 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14318

In the Matter of

SABRATEK CORP.,	:	ORDER MAKING FINDINGS AND
SAN HOLDINGS, INC.,	:	REVOKING REGISTRATIONS BY
SBD INTERNATIONAL, INC. (n/k/a	:	DEFAULT AS TO SIX
SOLARGY SYSTEMS, INC.),	:	RESPONDENTS AND STAYING
SCANTEK MEDICAL, INC.,	:	THE PROCEEDING AS TO ONE
SCILABS HOLDINGS, INC.,	:	RESPONDENT
THE SCO GROUP, INC.,	:	
SECURE TECHNOLOGIES GROUP, INC., and	:	
SINOFRESH HEALTHCARE, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 5, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by April 9, 2011. A prehearing conference was held on May 2, 2011, at which the Division of Enforcement (Division) and counsel and the CEO/Chairman of Respondent Secure Technologies Group, Inc., (Secure Technologies) appeared. The proceeding has ended as to Secure Technologies. See Sabratek Corp., Exchange Act Release No. 64409 (May 5, 2011). The Division represented that it received a signed offer of settlement from Respondent SBD International, Inc. (n/k/a Solargy Systems, Inc.) and seeks to stay the proceeding as to it.

The remaining Respondents have not filed Answers, attended the prehearing conference, or otherwise defended the proceeding. Accordingly, Sabratek Corp. (Sabratek), San Holdings, Inc. (San Holdings), Scantek Medical, Inc. (Scantek), SciLabs Holdings, Inc. (SciLabs), The SCO Group, Inc. (SCO Group), and SinoFresh Healthcare, Inc. (SinoFresh) (collectively, Respondents), are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

Sabratek (CIK No. 1012480) is a forfeited Delaware corporation located in Skokie, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sabratek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999. On December 17, 1999, Sabratek filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on April 5, 2005. As of March 28, 2011, the company's common stock (symbol "SBTKQ") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC

Markets Group Inc. (OTC Link), had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SAN Holdings (CIK No. 799097) is a Colorado corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SAN Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007, which reported a net loss available to common stockholders of $8 million for the prior six months. On November 26, 2007, SAN Holdings filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, and the case was still pending as of April 4, 2011. As of March 28, 2011, the company's stock (symbol "SNZH") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Scantek (CIK No. 926229) is a void Delaware corporation located in Mountain Lakes, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Scantek is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2003, which reported a net loss of over $1.5 million for the prior nine months. On December 24, 2008, Scantek filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, and the case was still pending as of April 4, 2011. As of March 28, 2011, the company's stock (symbol "SKMLQ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SciLabs (CIK No. 1126936) is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SciLabs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss applicable to common stockholders of over $339,000 for the prior three months. As of March 28, 2011, the company's stock (symbol "SILH") was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SCO Group (CIK No. 1102542) is a Delaware corporation located in Lindon, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SCO Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2009, which reported a net loss of $459,000 for the prior three months. On September 14, 2007, SCO Group filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was still pending as of April 4, 2011. As of March 28, 2011, the company's stock (symbol "SCOXQ") was quoted on OTC Link, had fourteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SinoFresh (CIK No. 1171596) is a Florida corporation located in Venice, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SinoFresh is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10Q/A for the period ended September 30, 2008, which reported a net loss of over $1 million for the prior nine months. On November 1, 2010, SinoFresh filed a Form

15, attempting to terminate its Section 12(g) registration and suspend its reporting obligations, but it was ineligible for deregistration. On February 16, 2011, SinoFresh accordingly withdrew its Form 15. As of March 28, 2011, the company's stock (symbol "SFSH") was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Sabratek Corp., San Holdings, Inc., Scantek Medical, Inc., SciLabs Holdings, Inc., The SCO Group, Inc., and SinoFresh Healthcare, Inc., are hereby REVOKED.

IT IS FURTHER ORDERED THAT, the proceeding as to Respondent SBD International, Inc. (n/k/a Solargy Systems, Inc.), is STAYED, pursuant to compliance by the parties with the requirements set forth in 17 C.F.R. § 201.161(c)(2), including that this Office be notified promptly if any of these requirements are not met, at which time the stay would lapse.

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Robert G. Mahony
Administrative Law Judge